Mail Stop 0610   February 28, 2007

Ms. Barbara G. Duncan
Chief Executive Officer
DOV Pharmaceutical, Inc.
150 Pierce Street
Somerset, New Jersey 08873

Re: DOV Pharmaceutical, Inc.
        Preliminary proxy statement filed February 20, 2007
        File No. 0-49730

Dear Ms. Duncan:

        We have reviewed your filing solely with respect to the description of your
convertible securities and the proposed increase in the number of authorized shares of
common stock and have the following comments. Where indicated, we think you should
revise your document in response to these comments. If you disagree, we will consider
your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we
may ask you to provide us with supplemental information so we may better understand
your disclosure. After reviewing this information, we may or may not raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Exchange Offer, page 7

   1. Please expand the discussion to provide a brief description of the outstanding
      debentures subject to the exchange offer

   2. Please include a comparison of the number of shares of common stock issuable
      upon conversion of the outstanding debentures and the number of shares of
      common stock issuable upon conversion of each series of the preferred stock
      offered in exchange for the convertible debentures. The comparison should
      include the percentage ownership of the total outstanding common stock upon
      conversion of the outstanding debentures subject to the exchange offer and the

percentage ownership upon conversion of the convertible preferred stock offered in exchange.

3. In view of the discussion on page 8 pertaining to the differences between series C and series D convertible preferred stock, please explain why a debenture holder would elect to receive series D convertible preferred stock.

Need for additional authorized common stock, page 8

4. Please expand the discussion to indicate the total number of shares of common stock that will be available for undesignated purposes, i.e. beyond the number of shares necessary to fulfill the exchange offer and the number reserved for outstanding warrants, options, and reserved for issuance upon conversion of the debentures.

5. Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of available authorized shares beyond the number of shares required for the purposes indicated in the preceding comment.

6. We note the discussion in the last paragraph of this section that in the event shareholders fail to authorize an increase in the number of authorized shares of common stock, the certificate of incorporation may be amended to provide for a new class of common stock. Please expand the discussion to describe how this "new class of common stock will have certain rights that are superior to the existing common stock."

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John L. Krug at (202) 551-3862, Senior Counsel, or me at (202) 551-3715 if you have any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Scott F. Duggan, Esq.
   Goodwin Procter LLP
   Exchange Place
   Boston, MA 02109